Tianli Agritech, Inc.

June 29, 2010

VIA EDGAR AND FACSIMILE

Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3651

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tianli Agritech, Inc.
Registration Statement on Form S-1, as amended
File Number 333-165522

Dear Mr. Schwall:

On behalf of Tianli Agritech, Inc (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for June 30, 2010 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Anthony W. Basch at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5725 or by fax at (804) 771-5777.

Very truly yours,
Tianli Agritech, Inc.

/s/ Hanying Li
Hanying Li
Chief Executive Officer

June 29, 2010

VIA EDGAR

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tianli Agritech, Inc.
Registration Statement on Form S-1, as amended
File Number 333-165522

Dear Mr. Webb:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as the placement agent for the above-captioned proposed offering, joins the acceleration request of Tianli Agritech, Inc. and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Daylight Time, on June 30, 2010 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

Copies of the Preliminary Prospectus dated June 14, 2010 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned expects to distribute approximately the following number of copies of the Preliminary Prospectus dated June 14, 2010:

Anderson & Strudwick, Inc. (Internal Use)	25
Individuals, corporations and other entities	1,775

1,800

Sincerely,

ANDERSON & STRUDWICK, INCORPORATED

By:	/s/ L. McCarthy Downs III
L. McCarthy Downs III
Managing Director